# Juhi LLC
## A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2015

# JUHI LLC

## TABLE OF CONTENTS



To the Members of
Juhi LLC
Dover, Delaware

### INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Juhi LLC (Delaware limited liability company), which comprise the balance sheet as of December 31, 2015, and the related statements of operations, changes in members' equity (deficit), and cash flows for the period from December 3, 2015 (inception) to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.  A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*Artesian CPA, LLC*

**Artesian CPA, LLC**

Denver, Colorado
November 2, 2016

**Artesian CPA, LLC**
1624 Market Street, Suite 202 | Denver, CO 80202
p:  877.968.3330  f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

**JUHI LLC**
**BALANCE SHEET (UNAUDITED)**
**As of December 31, 2015**

**ASSETS**

Current Assets:

| | | |
|---|---|---|
| Cash and cash equivalents | $ | - |
| Total Current Assets | | - |
| | | |
| TOTAL ASSETS | $ | - |

**LIABILITIES AND MEMBERS' EQUITY (DEFICIT)**

| | | |
|---|---|---|
| Liabilities | $ | - |
| | | |
| Total Members' Equity (Deficit) | | - |
| TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT) | $ | - |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-2-

**JUHI LLC**
**STATEMENT OF OPERATIONS (UNAUDITED)**
**For the period from December 3, 2015 (inception) to December 31, 2015**

| | | |
|---|---|---:|
| Revenues: | $ | - |
| Operating Expenses: | | - |
| Net Loss | $ | - |

**JUHI LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT) (UNAUDITED)**
**For the period from December 3, 2015 (inception) to December 31, 2015**

|  | Total Members' Equity (Deficit) |
|---|---|
| Balance at December 3, 2015 (inception) | $ - |
| Capital contributions | - |
| Distributions | - |
| Net Loss | - |
| Balance at December 31, 2015 | $ - |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-4-

**JUHI LLC**
**STATEMENT OF CASH FLOWS**
**For the period from December 3, 2015 (inception) to December 31, 2015**

**Cash Flows From Operating Activities**

| | | |
|---|---|---:|
| Net Loss | $ | - |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Increase/(Decrease) in accounts payable | | - |
| Net Cash Used in Operating Activities | | - |
| | | |
| Net Change In Cash | | - |
| | | |
| Cash at Beginning of Period | | - |
| Cash at End of Period | $ | - |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-5-

**JUHI LLC**
**NOTES TO FINANCIAL STATEMENTS (UNAUDITED)**
**As of December 31, 2015 and for the period from December 3, 2015 (inception) to December 31, 2015**

## NOTE 1: NATURE OF OPERATIONS

Juhi LLC (the "Company") (formerly Juhi Center LLC), is a limited liability company organized December 3, 2015 under the laws of Delaware. The Company's mission is to provide holistic, whole body healing through a complement of naturopathic treatments and products.

As of December 31, 2015, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

## NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

## NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. There are no accounts receivable or associated allowances for doubtful accounts established as of December 31, 2015.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. No property and equipment has been recorded as of December 31, 2015.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided;

(2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2015.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

## NOTE 4: MEMBERS' EQUITY (DEFICIT)

During the period from December 3, 2015 (inception) to December 31, 2015, the Company issued 3,000,000 common shares to its founder group.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

## NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and members' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016.  Early adoption is permitted.  The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

## NOTE 6:  SUBSEQUENT EVENTS

Effective March 22, 2016, the Company authorized its operating agreement, which included the authorization of 1,200,000 preferred shares and 80,000 shares were reserved for the phantom share pool.

During 2016, 545,000 preferred shares were issued at $1.00 per share, providing cash proceeds of $545,000. Each preferred share investor was also issued common share warrants providing the investors with warrants exercisable into common shares for 5% of the dollars invested, resulting in the issuance of 27,250 common share warrants.  The common share warrants are exercisable into common shares at an exercise price of $1.00 per share and expire after a five year term in 2021.

The Company has entered into a confidential restitution and settlement agreement, effective as of August 31, 2016 (the "Settlement Agreement"), with a former employee and equity holder (the "Party") of the Company.  Pursuant to the Settlement Agreement, the Party is obligated, among other matters, to pay $98,710 and certain costs to the Company, due by deadlines set forth in the Settlement Agreement, with the last deadline on March 30, 2017.

The Company has evaluated subsequent events through November 2, 2016, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.